                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

            [x]      ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                   ----------

                           Commission File No. 1-13038

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

                              (Full title of plan)

                      CRESCENT REAL ESTATE EQUITIES COMPANY

                           777 Main Street, Suite 2100
                             Fort Worth, Texas 76102
           (Name of issuer and address of principal executive offices)

                      CRESCENT REAL ESTATE EQUITIES, LTD.
                                  401(k) PLAN
                              FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2002 AND 2001





                               TABLE OF CONTENTS

Report of Independent Auditors .........................................    1

Financial Statements:

         Statements of Net Assets Available for Benefits ...............    2

         Statements of Changes in Net Assets Available for Benefits ....    3

Notes to Financial Statements ..........................................    4

Supplemental Schedule:

         Form 5500, Schedule H, Line 4i - Schedule of Assets Held for
                  Investment Purposes at End of Year ...................    10














NOTE: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has not been included in the financial statements or notes thereto.

                         REPORT OF INDEPENDENT AUDITORS



     To the Trustees of
     Crescent Real Estate Equities, Ltd. 401(k) Plan

     We have audited the accompanying statements of net assets available for benefits of the Crescent Real Estate Equities, Ltd. 401(k) Plan (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Crescent Real Estate Equities, Ltd. 401(k) Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i - Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



     /s/ WHITLEY PENN

     Fort Worth, Texas
     May 16, 2003

                       CRESCENT REAL ESTATE EQUITIES, LTD.

                                   401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                       DECEMBER 31,
                                                                  2002               2001
                                                               -----------      -----------
ASSETS
Investments, at fair value:
    Participant directed:
       Shares of registered investment companies:
       Mutual Funds                                            $ 4,361,389      $ 4,567,449
       Pooled separate accounts                                  3,437,172        2,851,895
       Common collective trusts                                  1,647,414          919,363
       Participant loans                                           240,303          166,142
       Common stock, Crescent Real Estate Equities Company       2,206,591        1,980,835
    Non-Participant directed:
       Common stock, Crescent Operating, Inc.                          174               29
                                                               -----------      -----------
                                                                11,893,043       10,485,713
Receivables:
    Contributions receivable - Company                                  --           55,321
                                                               -----------      -----------

Total assets                                                    11,893,043       10,541,034

LIABILITIES
    Excess contributions                                                --            3,504
                                                               -----------      -----------

Net assets available for benefits                              $11,893,043      $10,537,530
                                                               ===========      ===========














The accompanying notes are an integral part of these financial statements.

                       CRESCENT REAL ESTATE EQUITIES, LTD.

                                   401(k) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                  YEAR ENDED DECEMBER 31,
                                                                  2002                2001
                                                              ------------        ------------
Additions in net assets attributed to:
    Investment income:
      Net realized and unrealized losses on investments       $ (1,585,961)       $   (871,079)
      Interest and dividends                                       225,199             246,615
                                                              ------------        ------------

                                                                (1,360,762)           (624,464)
    Contributions:
      Participants                                               2,082,829           1,917,395
      Company                                                    1,173,308             878,251
      Rollovers                                                     99,770             269,293
                                                              ------------        ------------

                                                                 3,355,907           3,064,939
                                                              ------------        ------------


Total additions                                                  1,995,145           2,440,475

Deductions from net assets attributed to:
    Benefits paid to participants                                  567,837             405,366
    Fund management expenses                                        71,795              71,777
                                                              ------------        ------------
                                                                   639,632             477,143
                                                              ------------        ------------


Net increase                                                     1,355,513           1,963,332

Net assets available for benefits beginning of year             10,537,530           8,574,198
                                                              ------------        ------------


Net assets available for benefits end of year                 $ 11,893,043        $ 10,537,530
                                                              ============        ============






The accompanying notes are an integral part of these financial statements.

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001



1.   DESCRIPTION OF THE PLAN

     The following description of the Crescent Real Estate Equities, Ltd. 401(k) Plan (the "Plan") provides only general information. The Plan is sponsored by Crescent Real Estate Equities, Ltd. (the "Company"). Participants should refer to the Adoption Agreement or Summary Plan Description for a more complete description of the Plan's provisions. The Principal Financial Group ("Principal") serves as the asset custodian and record keeper for the Plan.

     GENERAL

     The Plan, which was adopted effective July 1, 1994, and restated effective January 1, 1997, is a defined contribution plan covering substantially all employees of the Company who have reached 21 years of age and completed 30 days of service. Entry dates into the plan are on the first day of the month after the first 30 days of service.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Plan is administered by the Executive Compensation Committee ("Committee") and the plan administrator, who are appointed by the Board of Directors of the Company.

     CONTRIBUTIONS

          PARTICIPANT ELECTIVE DEFERRALS:

               Participants may elect to contribute from 1% up to 25% of their salary tax-deferred up to the maximum deferral amount established by the Internal Revenue Service ($11,000 for 2002 and $10,500 for
               2001).

          COMPANY MATCH:

               Company matching contributions are equal to the percentage shown in the schedule below based on the number of years in service, not to exceed 7% of the employee's salary deferral, as defined within the Plan document.

   Years of             Percentage
    Service              Matched
    -------              -------

  Less than 2               25%
       2                    50%
       3                    75%
       4                   100%

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

           DISCRETIONARY:
               In addition to the matching contribution, the Company may make a discretionary contribution, which is determined and approved by the board of directors annually. No discretionary contribution payment was made for the years ended December 31, 2002 and 2001. All Company contributions are invested based upon participant account elections.

     PARTICIPANT ACCOUNTS

     Each participant account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     FORFEITED ACCOUNTS

     Forfeiture balances attributed to the Company's matching contributions shall be first applied to pay expenses under the Plan. Forfeitures not used to pay expenses shall be applied to reduce future Company contributions. Forfeitures for the years ended December 31, 2002 and 2001, were $23,026 and $22,270, respectively. Company forfeitures used to pay plan administrative expenses for the years ended December 31, 2002 and 2001, were $11,921 and $9,956, respectively.

     VESTING

     The participants' voluntary contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. The participants' share of the Company's matching contributions and earnings or losses thereon vest in accordance with the following schedule:

  Number of Completed                   Vesting
   Years of Service                    Percentage
  -------------------                  ----------
          1                               20%
          2                               40%
          3                               60%
          4                               80%
          5                              100%

     Company contributions become fully vested in the event of retirement at age 65, disability, or death of a participant.

                CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

     INVESTMENT OPTIONS

     Upon enrollment in the Plan, a participant may direct employer and employee contributions of any percentage in a variety of investment options, which vary in degree of risk. Participants may change their investment options daily.

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts, a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are available to all participants only after Principal has evaluated the applicant's credit worthiness and purpose and the terms of the loan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate listed in the Wall Street Journal plus 1%. The interest rate must be one that a bank or other professional lender would charge for making a loan in a similar circumstance. The interest rates at December 31, 2002 and 2001, were 6.25% and 7.0%, respectively. Principal and interest have a definite repayment period, which provides for payments to be made not less frequently than quarterly.

     PAYMENT OF BENEFITS

     On termination of service due to death, disability, retirement or termination of employment, a participant or designated beneficiary is entitled to receive in a lump sum the value of the participant's vested interest in his or her account as defined by the Plan. Payment shall be made as soon as practicable following the participant's normal retirement date, disability, termination of employment or death, as the case may be.

     Payment of benefits to participants with balances less than $5,000 will be made in a lump-sum distribution.

     As of December 31, 2002, there were no unpaid benefit payment requests. Benefit payments requested at year end, but not paid were approximately $6,000 at December 31, 2001.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

                CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

     USE OF ESTIMATES

     The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company shares are valued using quoted prices. Participant loans are valued at cost, which approximates fair value.

     The net realized and unrealized gains and losses on investments includes realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year end.

     Certain of the funds in which the Plan invests utilize several investment strategies including the use of derivative investments. Derivatives are used to hedge against currency and interest rate fluctuations. Derivative investments underlying funds are stated at fair market value. The Plan's exposure is limited to the fund(s) utilizing the derivative investment.

     Purchases and sales of investments are reflected on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan's investments are generally subject to market or credit risks customarily associated with debt and equity investments.

     CONTRIBUTIONS

     Contributions from the participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and become obligations of the Company, as determined by the Plan's administrator.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     PLAN EXPENSES

     Employees of the Company perform certain administrative functions with no compensation from the Plan. To the extent possible, Plan administrative costs are paid by any available forfeitures. Any remaining expenses will be paid by the Company (See Note 7). These administrative expenses are not reflected in the accompanying financial statements. Under the terms of the Plan, the Plan is not responsible for reimbursing the Company for any fees paid by the Company.

                CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

3.   INVESTMENTS

     Individual investments with market values greater than 5% of net assets available for benefits at December 31, are as follows:

                                              2002            2001
                                           ----------      ----------
Principal Stable Value Fund                $1,647,414      $  919,363
Bond & Mortgage Account                       991,418         561,037
Small Company Blend Account                   766,381         700,568
T. Rowe Price Mid-Cap Growth                1,563,301       1,659,753
Vanguard U.S. Growth Fund                   1,257,619       1,682,055
Vanguard Wellington                         1,539,452       1,225,641
Crescent Real Estate Equities Company       2,206,591       1,980,835

During 2002 and 2001, the Plan's investments net realized and unrealized gains/(losses) were as follows:

                                  2002              2001
                              -----------       -----------
Mutual Funds                  $(1,201,503)      $  (645,352)
Pooled Separate Accounts         (253,926)          189,124
Common Collective Trusts           55,114            41,766
Common Stock                     (185,646)         (456,617)
                              -----------       -----------
                              $(1,585,961)      $  (871,079)
                              ===========       ===========

4.   NON-PARTICIPANT DIRECTED INVESTMENTS

     Information about the net assets and significant components of the changes in net assets relating to the non participant-directed investments is as follows:

                                      2002                  2001
                                 ---------------      ---------------
NET ASSETS:
   Crescent Operating Stock      $           174      $            29
                                 ===============      ===============


CHANGES IN NET ASSETS:
   Interfund Transfers           $            (3)     $           (14)
   Gain (Loss) on Sales                      148                 (699)
                                 ---------------      ---------------
                                 $           145      $          (713)
                                 ===============      ===============

                CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their entire account balance.


6.   TAX STATUS

     The Plan has received a determination letter from the Internal Revenue Service dated October 18, 2002, stating that the Plan is qualified under
     Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt as of December 31, 2002.


7.   RELATED PARTY EXPENSES

     Some administrative expenses and accounting fees of the Plan are paid by the Company. The Company paid approximately $20,720 and $23,630 for administrative and accounting fees on behalf of the Plan during the fiscal years 2002 and 2001, respectively (see Note 1). Under the terms of the Plan, the Plan is not responsible for reimbursing the Company for any fees paid by the Company.

                       CRESCENT REAL ESTATE EQUITIES, LTD.

                                   401(k) PLAN

           FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD
                      FOR INVESTMENT PURPOSES AT YEAR END

                               DECEMBER 31, 2002


     EIN:    75-2526839
     PLAN:   001

                                                       (c) DESCRIPTION                                               (e) CURRENT
(a) (b) IDENTITY OF ISSUER                             OF INVESTMENTS                                (d) COST            VALUE
     -----------------------  ------------------------------------------------------------------  ---------------  ----------------
 *   Principal                Principal Stable Value Fund                                         $           --   $     1,647,414
 *   Principal                Pooled Separate Account - Bond & Mortgage Account                               --           991,418
 *   Principal                Pooled Separate Account - Bond Emphasis Balanced Account                        --           470,462
 *   Principal                Pooled Separate Account - Small Company Blend Account                           --           766,381
 *   Principal                Pooled Separate Account - Large Cap Stock Index                                 --           416,921
 *   Principal                Pooled Separate Account - Principal Int Stock Account                           --           391,923
 *   Principal                Pooled Separate Account - Principal Financial  Group, Inc.                      --           270,581
 *   Principal                Pooled Separate Account - International Emerging Markets Account                --           128,488
 *   Principal                Pooled Separate Account - Principal Govt. Securities Account                                     998
 *   Principal                Mutual Fund - American Century Value Investment Fund                                           1,017
     T. Rowe                  Mutual Fund - T. Rowe Price Mid-Cap Growth                                      --         1,563,301
     Vanguard                 Mutual Fund - Vanguard U.S. Growth Fund                                         --         1,257,619
     Vanguard                 Mutual Fund - Vanguard Wellington                                               --         1,539,452
 *   Crescent Real Estate
         Equities Company     Common Shares (Par Value $.01)                                                  --         2,206,591
 *   Crescent Operating, Inc. Common Shares (Par Value $.01)                                              16,998               174
 *   Participant Loans        Participant loans (6.25% to 11.50%)                                             --           240,303
                                                                                                  ---------------  ----------------
                                                                                                  $       16,998   $    11,893,043
                                                                                                  ===============  ================

 *   Indicates a party-in-interest to the Plan.

                                   SIGNATURE


         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 27, 2003         CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

                                            By:  /s/  Christopher T. Porter
                                                 -------------------------------
                                                      Christopher T. Porter
                                                      Trustee

        EXHIBIT
         NUMBER           DESCRIPTION OF EXHIBIT
        -------           ----------------------
         32.01            Consent of Independent Accountant
         99.01            Certification of Chief Executive Officer
                          Certification of Chief Financial Officer